UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## ANNUAL REPORTS
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
|  |

### FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __10/01/2024__ AND ENDING __09/30/2025__
                                        MM/DD/YY                                    MM/DD/YY

---

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Curtis Point Capital__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer     ☐ Security-based swap dealer     ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__6 Driftwood Lane__
(No. and Street)

| __Weston__ | __MA__ | __02493__ |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| __Estee Dorfman__ | __781-780-7069 x11__ | __estee@dorfman-finop.com__ |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Morris & Morris, P.C.__
(Name – if individual, state last, first, and middle name)

| __32 Kearney Road__ | __Needham Heights__ MA | __02494__ |
| --- | --- | --- |
| (Address) | (City)      (State) | (Zip Code) |

| __01/06/2010__ | __4066__ |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
| --- |
|  |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Andrew Van Ogtrop _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Curtis Point Capital _____, as of December 31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: 11/20/25 _____

**This filing\*\* contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CURTIS POINT CAPITAL

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED SEPTEMBER 30, 2025

# CURTIS POINT CAPITAL

**FOR THE YEAR ENDED SEPTEMBER 30, 2025**

**TABLE OF CONTENTS**



# Report of Independent Registered Public Accounting Firm

November 12, 2025

**TO THE MANAGING MEMBER**
**CURTIS POINT CAPITAL LLC**
6 Driftwood Lane
Weston, MA  02493

*Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Curtis Point Capital LLC (the "Company") as of September 30, 2025, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025, and the results of its operations and its cash flows for year then ended, in conformity with accounting principles generally accepted in the United States of America.

*Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



**TO THE MANAGING MEMBER**
**CURTIS POINT CAPITAL LLC**
November 12, 2025
Page 2

*Supplemental Information*

The information contained in Schedule I - Computation of Net Capital Under Rule 15c 3-1 of the Securities and Exchange Commission ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Morris & Morris, P.C.
Certified Public Accountants
We have served as the Company's auditor since 2024.
Needham Heights, MA  02494

**CURTIS POINT CAPITAL**

**STATEMENT OF FINANCIAL CONDITION**

**September 30, 2025**

**ASSETS**

| | | |
|---|---|---:|
| Cash | $ | 66,896 |
| Accounts receivable | | 663 |
| Prepaid expenses and other current assets | | 35,498 |
| Current fee receivable | | 1,650 |
| **TOTAL ASSETS** | $ | 104,707 |

**LIABILITIES AND MEMBERS' EQUITY**

**Liabilities**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 21,663 |
| Deferred revenue | | 18,000 |
| Commission payable | | 17,685 |
| **Total liabilities** | | 57,348 |
| Members' equity | | 47,359 |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $ | 104,707 |

*The Report of the Independent Registered Public Accounting Firm and the notes are an integral part of these financial statements.*

# CURTIS POINT CAPITAL

## STATEMENT OF OPERATIONS

**For The Year Ended September 30, 2025**

**Revenues**

| | | |
|---|---|---|
| Fees | $ | 401,038 |
| On boarding income | | 40,625 |
| Billable expenses | | 45,686 |
| Total revenue | | 487,349 |

**Expenses**

| | |
|---|---|
| Communications | 8,102 |
| Insurance | 690 |
| Travel, meals & entertainment | 85,903 |
| Utilites | 215 |
| Regulatory fees | 6,848 |
| Professional fees | 97,762 |
| Commissions | 188,812 |
| Other expenses | 7,234 |
| Total expenses | 395,566 |

| | | |
|---|---|---|
| **NET INCOME** | $ | 91,783 |

*The Report of the Independent Registered Public Accounting Firm and the notes are an integral part of these financial statements.*

# CURTIS POINT CAPITAL

**STATEMENT OF CHANGES IN MEMBERS' EQUITY**

**For The Year Ended September 30, 2025**

| | | |
|---|---:|---:|
| **Members' equity,** beginning of period | $ | 74,576 |
| **Net income** | | 91,783 |
| **Contributions from members'** | | 11,000 |
| **Distributions to members'** | | (130,000) |
| **Members' equity,** end of period | $ | 47,359 |

*The Report of the Independent Registered Public Accounting Firm and the notes are an integral part of these financial statements.*

5

**CURTIS POINT CAPITAL**

**STATEMENT OF CASH FLOWS**

**For The Year Ended September 30, 2025**

| | | |
|---|---|---:|
| **Cash flows from operating activities** | | |
| Net income | $ | 91,783 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Decrease Prepaid expenses and other assets | | 29,925 |
| (Decrease) Accounts payable and accrued expenses | | (27,297) |
| Increase Deferred Revenue | | 18,000 |
| **Net cash provided by operating activities** | | 112,411 |
| | | |
| **Cash flows from financing activities** | | |
| Contributions from members' | | 11,000 |
| Distributions to members' | | (130,000) |
| **Net cash used by financing activities** | | (119,000) |
| | | |
| **Net decrease in cash** | | (6,589) |
| | | |
| **Cash,** beginnning of period | | 73,485 |
| | | |
| **Cash,** end of period | $ | 66,896 |

# CURTIS POINT CAPITAL

**NOTES TO FINANCIAL STATEMENTS**

**SEPTEMBER 30, 2025**

_____

### 1. Nature of business and summary of significant accounting policies

*Organization and Nature of Business*

Curtis Point Capital (Curtis Point Capital, LLC) was organized as a limited liability company under the laws of the state of Delaware on January 9, 2017. On August 24, 2021, the Company received authorization from the Financial Industry Regulatory Authority, Inc. ("FINRA") for membership.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of FINRA.

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), on accrual basis of accounting.

*Revenue from Contracts with Customers*

Revenue from contracts with customers includes retainers and referral fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified and when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

Referral fees: Referral fees are recognized when we are notified that a referral has made an investment that meets the requirements to be paid a fee, the income is reasonably determinable and the collection is assured.

Retainer fees:  Retainer fees are recognized as they are earned.

*Deferred Revenue*

Deferred Revenue consists of customer billings and payments received in advance of revenue recognized from the Company's contracts.  At December 31, 2024, Deferred Revenue, amounting to $18,000 is expected to be recognized as revenue in its entirety over the next twelve (12) months.

*Income Taxes*

As a limited liability company, the Company is not a taxpaying entity for income tax purposes. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company has elected to be treated as a partnership under the applicable provisions of income tax laws and no income taxes are incurred by the Company as all earnings and losses flow directly to the members.

**Curtis Point Capital**

**NOTES TO FINANCIAL STATEMENTS**

**SEPTEMBER 30, 2025**

___

**1.  Nature of business and summary of significant accounting policies (continued)**

*Accounts Receivable*

Accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: customer creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Management has determined that no allowance for doubtful accounts was required at September 30, 2025.

*Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

**2.  NET CAPITAL**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2025, the Company had net capital of $34,445 which was $29,445 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.66 to 1.

**3.  CONCENTRATION OF CREDIT RISK**

The Company maintains its cash in an account with a financial institution which, at times, may exceed federally insured limits. Exposure to such risk is reduced by placing its cash with a high quality institution. The Company has not experienced any losses in this account through September 30, 2025. The carrying amounts of cash, accounts receivable and accounts payable approximate fair value at September 30, 2025, because of the relatively short maturity of these instruments.

The Company transacts business with a limited number of parties. Five customers accounted for all of the Company's fee revenue for the year ended September 30, 2025.

---

### 4. CONTINGENCY

The Company has no contingencies at September 30, 2025.

### 5. RECENT ACCOUNTING PRONOUNCEMENTS

In November 2023, the FASB issued ASC Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. Update No. 2023-07 requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Company conducts its business activities and reports financial results as a single reportable segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Managing Member of the Company serves as Chief Operating Decision Maker, which makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The significant expenses of the segment are reported in the accompanying statement of operations of this report.

### 6. SUBSEQUENT EVENTS

Management has evaluated events and transactions occurring after the date of the statement of financial condition through November 12, 2025, which is the date the financial statements were available to be issued.

Management has evaluated events occurring after September 30, 2025 for potential recognition or disclosure in its financial statements. Management did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

# CURTIS POINT CAPITAL

**SUPPLEMENTAL INFORMATION**
**SCHEDULE I**

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**

**September 30, 2025**

| | | |
|---|---|---:|
| **Members' equity** | $ | 47,359 |
| | | |
| **Less: nonallowable assets** | | |
| Accounts receivable | | (663) |
| Prepaid expenses and other assets | | (36,849) |
| Addbacks | | 24,598 |
| Total non-allowable assets | | (12,914) |
| | | |
| **Net capital before haircuts** | | 34,445 |
| | | |
| **Haircuts on securities position** | | - |
| | | |
| **Net capital** | $ | 34,445 |
| | | |
| **Aggregate indebtedness** | | |
| Accounts payable, deferred revenue & accrued expenses (subject to AI) | $ | 57,348 |
| | | |
| **Computation of basis net capital required** | | |
| Minimum net capital requirement 6 2/3% of aggregate indebtedness | $ | 3,823 |
| | | |
| **Minimum net capital required** - the greater of 6 2/3% of aggregate indebtedness or $5,000 | $ | 5,000 |
| | | |
| **Excess net capital** | $ | 29,445 |
| | | |
| **Net capital less greater of 10% aggregate indebtedness or 120% of the statutory minimum net capital required** | $ | 28,445 |
| | | |
| **Percentage of aggregate indebtedness to net capital** | | 1.66 |

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of September 30, 2025.

*The Report of the Independent Registered Public Accounting Firm and the notes are an integral part of these financial statements.*

# CURTIS POINT CAPITAL

**SUPPLEMENTAL INFORMATION**
SCHEDULE II

**COMPUTATION FOR DETERMINATION OF CUSTOMER ACCOUNT RESERVES OF BROKERS AND DEALERS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

**For The Year Ended September 30, 2025**

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company does not handle customer refunds or securities; accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

*The Report of the Independent Registered Public Accounting Firm and the notes are an integral part of these financial statements.*

11



# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

November 12, 2025

**TO THE MANAGING MEMBER**
**CURTIS POINT CAPITAL LLC**
6 Driftwood Lane
Weston, MA  02493

We have reviewed management's statement, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Curtis Point Capital LLC did not claim an exemption under paragraph (k) of 17 C.F.R. §240 15c3-3, and (2) Curtis Point Capital LLC is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) private placement of securities (as placement agent only).

In addition, Curtis Point Capital LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended September 30, 2025, without exception.  Curtis Point Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions.  A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements.  Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon Curtis Point Capital LLC's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. the conditions set forth in Footnote 74 of the SEC Release No. 34-70073 §240.17a-5, and related SEC Staff Frequently Asked Questions.

*Morris Morris, P.C.*

Certified Public Accountants

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902



The CPA. Never Underestimate the Value.<sup>SM</sup>

# Curtis Point Capital Exemption Report

Curtis Point Capital (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:

   a. Private placements of securities (as placement agent only)

   and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Curtis Point Capital

I, Andrew Van Ogtrop, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_____

Andrew Van Ogtrop

Managing Partner and CCO

11/10/25

_____

Date